

17017836

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49577

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PERCIVAL FINANCIAL PARTNERS, LTD.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 VILLAGE SQUARE, SUITE 252
(No. and Street)

BALTIMORE	MD	21210
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

KENNETH P TAYLOR, SR. (410) 323-5333
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

AJ ROBBINS, CPA, LLC
(Name – *if individual, state last, first, middle name*)

3773 Cherry Creek North Dr. Ste. 575 East	DENVER	CO	80209
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ANB

OATH OR AFFIRMATION

I, KENNETH P TAYLOR, SR. , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PERCIVAL FINANCIAL PARTNERS, LTD. , as of DECEMBER 31 , 20 16 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JENNIFER OLIVIA LAKE
Notary Public
State of Maryland, Baltimore City
My Commission Expires July 3, 2020



Signature

Kenneth P Taylor, Sr./ President/CEO

Title



Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PERCIVAL FINANCIAL PARTNERS, LTD.

Financial Statements
For the Year Ending December 31, 2016
In accordance with Rule 17A-5(d)



AJ Robbins CPA, LLC
Certified Public Accountant

PERCIVAL FINANCIAL PARTNERS, LTD.

TABLE OF CONTENTS

	Page(s)
Independent Registered Public Accounting Firm's Report	2-3
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Members' Equity	6
Statement of Cash Flows	7
Notes to Financial Statements	8-12
Supplementary Schedules:	
I. Computation of Net Capital Pursuant to Net Capital Rule 15c3-1 included in the Company's Corresponding Unaudited Form X-17A-5 Part II Filing	13
II. Computation for Determination of Reserve Requirements Under Rule 15c3-3	14
III. Information Relating to Possession or Control Requirements Under Rule 15c3-3	14
Independent Registered Public Accounting Firm's Report on Management's Assertions Regarding Exemption Claimed from Rule 15c3-3	15
Exemption Report Requirement for Broker/Dealers Under Rule 17a-5 of the Securities and Exchange Act of 1934	16
Independent Accountant's Report on Applying Agreed Upon Procedures	S1 - S2
SIPC Assessment Reconciliation Pursuant to Form SIPC 7	S3


AJ Robbins CPA, LLC
Certified Public Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
Percival Financial Partners, LTD.

We have audited the accompanying financial statements of Percival Financial Partners, LTD. (the "Company"), which comprise the statement of financial condition as of December 31, 2016, and the related statements of operations, changes in members' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Percival Financial Partners, LTD.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Percival Financial Partners, LTD. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules listed below have been subjected to audit procedures performed in conjunction with the audit of Percival Financial Partners, LTD.'s financial statements.

- Schedule I, Computation of Net Capital Under Rule 15c3-1.
- Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption).
- Schedule III, Information for Possession or Control Requirements Under Rule 15c3-3 (exemption).

The supplemental information is the responsibility of Percival Financial Partners, LTD.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.



Denver, Colorado
April 18, 2017

PERCIVAL FINANCIAL PARTNERS, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS	
CURRENT ASSETS	
Cash and Cash Equivalents	$ 197,393
Accounts Receivable	1,425
Employee and Officer Receivables	1,097,547
Prepaid Expenses	43,953
TOTAL CURRENT ASSETS	1,340,318
FIXED ASSETS	
Furniture	27,176
Office Equipment	85,457
Leasehold Improvements	9,310
TOTAL FIXED ASSETS, at cost	121,943
ACCUMULATED DEPRECIATION (Note 3)	117,746
TOTAL FIXED ASSETS, net	4,197
TOTAL ASSETS	**1,344,515**
LIABILITIES	
CURRENT LIABILITIES	
Accounts Payable (Note 1)	40,248
Pension Payable (Note 8)	36,267
TOTAL CURRENT LIABILITIES	76,515
TOTAL LIABILITIES	76,515
MEMBER'S EQUITY	
Common Stock, $1 Par Value	50,000
(75,000 shares authorized; 50,000 shares issued and outstanding)	
Contributed Capital In Excess of Par	275,500
Retained Earnings	942,500
TOTAL MEMBER's EQUITY	1,268,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	**$ 1,344,515**

See Accompanying Notes to Financial Statements

PERCIVAL FINANCIAL PARTNERS, LTD.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2016

COMMISSION INCOME	$ 3,306,699
COST OF COMMISSIONS	
Execution Expense	18
Clearance Expense	55,812
TOTAL COST OF COMMISSIONS	55,830
GROSS PROFIT	3,250,869
OPERATING EXPENSES (See Schedule)	2,524,528
NET INCOME (LOSS) FROM OPERATIONS	726,341
OTHER INCOME (EXPENSE)	
Dividend and Interest Income	26,030
TOTAL OTHER INCOME	26,030
NET INCOME	752,371
RETAINED EARNINGS, Beginning	690,129
S Corporation Distributions	(500,000)
RETAINED EARNINGS, Ending	$ 942,500.00

See Accompanying Notes to Financial Statements

PERCIVAL FINANCIAL PARTNERS, LTD.

STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2016

	Common Stock	Contributed Capital in Excess of Par	Retained Earnings
Beginning Balance	$ 50,000	$ 275,500	$ 690,129
Additions	-	-	-
Distributions	-	-	(500,000)
Net Income	-	-	752,371
Ending Balance	$ 50,000	$ 275,500	$ 942,500

See Accompanying Notes to Financial Statements

PERCIVAL FINANCIAL PARTNERS, LTD.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2016

CASH FLOW FROM OPERATING ACTIVITIES:	
Net Income	$ 752,371
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided by Operating Activities:	
Depreciation	1,269
Increase in Accounts Receivable	(1,425)
Decrease in Prepaid Expenses	15,958
Decrease in Accounts Payable	10,312
Increase in Payroll Taxes Payable	-
Increase in Pension Payable	(14,118)
Total Adjustments	11,996
Net Cash Provided By Operating Activities	764,367
CASH FLOWS FROM INVESTING ACTIVITIES:	
Increase in Employee Receivables	(497,004)
Acquisition of Fixed Assets (Net of Disposition)	-
S Corporation Distributions	(500,000)
Rounding	
Net Cash Flows From Investing Activities:	(997,004)
CASH FLOWS FROM FINANCING ACTIVITIES	
Net Cash Flows From Financing Activities	-
NET INCREASE IN CASH	(232,637)
CASH AND CASH EQUIVALENTS, BEGINNING	430,030
CASH AND CASH EQUIVALENTS, ENDING	$ 197,393

See Accompanying Notes to Financial Statements

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Percival Financial Partners, Ltd. was formed under Maryland law pursuant to Articles of Incorporation dated August 16, 1996. The Company provides services as an Introducing Broker subject to licensing under the Financial Industry Regulatory Authority, Inc., or FINRA. The Company controls no custodial accounts of its clients. Currently all trades are performed (by contractual agreement) through Hilltop Securities, Inc. (see Note 5 below).

In 2014, the Company began performing transition management services and retained Cowen and Company, LLC to assist in the provision of these services (see Note 5 below).

The majority of clients, both as a function of number and volume, are either institutional clients or institutional-based money management firms managing investment portfolios on behalf of their national clients. In the event counterparties do not fulfill their obligations the Company may be at risk. The risk of default by these counterparties depends on the credit worthiness of the counterparty or issuer of the security. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Kenneth P. Taylor, Sr. is the 100% shareholder of the Company.

Accounting Method

Percival Financial Partners, Ltd. utilizes the accrual method of accounting in determining revenue and expenses. Under this method, revenue is recognized when earned and expenses charged when incurred. Commissions are recorded upon the trade date basis.

Cash Equivalents

Cash equivalents include those securities that have short-term maturity dates of less than six months.

Fixed Assets

Fixed assets are stated at cost. Depreciation is provided for in amounts sufficient to allocate the cost of the depreciable assets to operations over their estimated useful lives ranging from three to seven years utilizing the declining balance method.

Income Taxes

The Company elected S Corporation status under the Internal Revenue Code and, as such, is not taxed on its income. All elements of income or loss are reflected on the individual income tax returns of its stockholder.

NOTE 1 - BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurement

The Financial Accounting Standards Board issued FASB ASC 820 (Accounting Standards Codification 820, "Fair Value Measurements and Disclosures") defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The company does not hold any positions besides cash as of December 31, 2016.

Note 2 - ACCOUNTS RECEIVABLE

All accounts receivable were collected within the first 15 days of January, 2017, hence, the allowance for doubtful accounts as of December 31, 2016 was $0.

Note 3 - FIXED ASSETS

The components of fixed assets at December 31, 2016 are summarized as follows:

ASSET	COST	ACCUMULATED DEPRECIATION	BOOK VALUE
Furniture and Fixtures	$ 27,176	$ 27,176	$ 0
Office Equipment	85,457	84,305	1,152
Leasehold Improvements	9,310	6,265	3,045
Total Fixed Assets - Cost	$ 121,943	$ 117,746	$ 4,197

Depreciation expense for the year ended December 31, 2016 was $1,269.

Note 4 - LEASE COMMITMENT

Percival Financial Partners, Ltd. leased its office space from The Village at Cross Keys, Inc. under a 6 year 9-month operating lease expiring September 30, 2017. The lease was amended on June 9, 2016 and extended through December 31, 2022. The lease expense through the maturity of the lease is as follows:

YEAR ENDED DECEMBER 31,	AMOUNT
2017	59,413
2018	61,790
2019	64,262
2020	66,832
2021	69,505
2022	72,286
TOTAL	$ 394,088

Note 5 - OTHER COMMITMENTS

On May 13, 2013, the Company entered into a four-year agreement with Hilltop Securities, Inc. (previously known as Southwest Securities, Inc. to provide trading and brokerage services and terminated its relationship with Apex Clearing Corporation on August 13, 2013. Trading and clearing of securities with Hilltop Securities, Inc. began on August 13, 2013. There were no Termination fees associated with the termination of the agreement with Apex Clearing Services.

Termination fees associated with early termination of this agreement with Hilltop Securities, Inc. include reasonable expenses incurred by Hilltop Securities, Inc. to convert customer accounts from Apex Clearing Corporation (an amount not quantified by Hilltop Securities, Inc. at this time but not deemed to be material), standard expenses for clearing and execution services waived by Hilltop Securities, Inc. to offset the Company's conversion costs (estimated to be $0) and payments made by Hilltop Securities, Inc. to the Company or Apex Clearing Corporation to offset conversion expenses incurred by the Company for the conversion of their customer accounts to Hilltop Securities, Inc. (an amount estimated to be $0).

During 2016, the Company utilized the services of Cowen and Company, LLC to assist in transition management services. There are no termination fees associated with this agreement.

The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities. These services are provided by Hilltop Securities, Inc. and Cowen and Company, LLC. This maintains the Company's compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Note 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $121,101, aggregate indebtedness of $76,515 with a percentage of aggregate indebtedness to net capital of 63.18%.

Note 7 – RESERVE REQUIREMENTS COMPLIANCE WITH SEC RULE 15c3-3

The Company complied with the requirements under SEC Rule 15c3-3 relating to reserve requirements, possession or control for the twelve months ended December 31, 2016. The Company is subject to the provisions of the (k)(2)(ii) exemption from SEC Rule 15c3-3 per the original agreement executed with the FINRA. Copies of this agreement are available upon request.

Note 8 – RETIREMENT PLANS

The Company instituted a 401(k) Plan during the year ended December 31, 2003. The plan is a discretionary, employee salary deferral type plan that requires a 3% non-elective matching contribution by the company. For the year ended December 31, 2016 this contribution is $36,267.

NOTE 7– SUBSEQUENT REVIEW

The Company has performed an evaluation of subsequent events through April 18, 2017, which is the date the financial statements were available to be issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

SUPPLEMENTARY INFORMATION

PERCIVAL FINANCIAL PARTNERS, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2016

Total Stockholder's Equity		1,268,000
Deduct: Stockholder's Equity not Allowable for Net Capital		-
Stockholder's Equity Qualified for Net Capital		1,268,000
Add: Liabilities Subordinated to Claims of General Creditors		-
Total Capital and Allowable Subordinated Liabilities and Credits		1,268,000
Deductions and/or Charges:		
Non-Allowable Assets:		
Accounts Receivable Not Collected Within 30 Days		-
Furniture (Cost $27,176 less $27,176 Accumulated Depreciation)		-
Office Equipment (Cost $85,457 less $83,537 Accumulated Depreciation)		1,152
Leasehold Improvements (Cost $9,310 less $5,764 Accumulated Depreciation)		3,045
Other Assets		1,141,500
Total Non-Allowable Assets		1,145,697
Total Deductions and/or Charges:		1,145,697
Net Capital Before Haircuts on Securities Positions		122,303
Haircuts on Securities Positions		1,202
Total Haircuts on Securities Positions		1,202
Net Capital		121,101
Total Aggregate Indebtedness		
Accounts Payable		40,248
Pension Payable		36,267
Total Aggregate Indebtedness		76,515
Percentage of Total Aggregate Indebtedness to Net Capital		63.18%

There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17A-5 as of 12/31/2016.

Net Capital per Above		121,101
Minimum Net Capital Required (6 2/3% of Aggregaste Indebtedness)	5,101	
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	5,000	
Net Capital Requirement of Reporting Broker per NASD Agreement		5,101
Excess Net Capital		116,000
Net Capital less Greater of 10% of Aggregate Indebtedness or 120% of Minimum Net Capital		113,450

PERCIVAL FINANCIAL PARTNERS, LTD.
SCHEDULES II AND III

DECEMBER 31, 2016

Schedule II
Computation for Determination of Reserve Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

Schedule III
Information Relating to Possession or Control Requirements Under Rule 15c3-3

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.


AJ Robbins CPA, LLC
Certified Public Accountant

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Members of
Percival Financial Partners, LTD.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Percival Financial Partners, LTD.'s identified the following provisions of 17 C.F.R. §15c3-3(k) under which Percival Financial Partners, LTD. claimed an exemption from 17 C.F.R. §240.15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof and (2) Percival Financial Partners, LTD. stated that Percival Financial Partners, LTD. met the identified exemption provisions throughout the most recent fiscal year without exception. Percival Financial Partners, LTD.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Percival Financial Partners, LTD.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

AJ Robbins CPA LLC

Denver, Colorado
April 18, 2017

PERCIVAL FINANCIAL PARTNERS, LTD.

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

YEAR ENDED DECEMBER 31, 2016

To the best knowledge and belief of Percival Financial Partners, LTD.:

The Company claimed the (k)(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December 31, 2016.


Signature

Chief Executive Office
Title


AJ Robbins CPA, LLC
Certified Public Accountant

INDEPENDENT ACCOUNTANT'S REPORT

To the Members of Percival Financial Partners, LTD.
2 Village Square, Suite 252
Baltimore, MD 21210

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Percival Financial Partners, LTD. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Percival Financial Partners, LTD.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Percival Financial Partners, LTD.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

AJ Robbins CPA LLC

Denver, Colorado
April 18, 2017

PERCIVAL FINANCIAL PARTNERS, LTD.

SIPC ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2016

General Assessment per Form SIPC-7	8,127.18
Less Payments made with SIPC-6	(4,167.89)
Amount Paid with Form SIPC-7	$3,959.29

See Independent Accountant's Report.

✓ Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 1484732 (Please retain this number for further inquiries regarding this form)

Submitted By: ktaylor3

Submitted Date: Mon May 01 16:11:40 EDT 2017

Member's Financial Notifications to FINRA

Reason for Filing

Reason for Filing This Notice *

You must file each notification separately. If you need to file another notification, press "Begin New Form" on the navigation bar to file another form after submitting this form.

Fields marked with a single * are required.

- ○ Withdrawals of Equity Capital (SEA Rule 15c3-1(e)(1)(i) or SEA Rule 15c3-1(e)(1)(ii))
- ○ Failure to make a deposit in the special reserve bank account or special account (SEA Rule 15c3-3(i))
- ○ Electronic Storage Media (SEA Rules 17a-4(f)(2)(i) and SEA Rule 17a-4(f)(3)(vii))
- ◉ Statement Regarding Independent Public Accountant under SEA Rule 17a-5(f)(2)
- ○ Replacement of Accountant (SEA Rule 17a-5(f)(3))
- ○ Net Capital below minimum amount required (SEA Rule 17a-11(b))
- ○ Aggregate Indebtedness greater than 1,200% of Net Capital (SEA Rule 17a-11(c)(1))
- ○ Net Capital less than 5% of Aggregate Debit Items (Alternative Computing Firms) (SEA Rule 17a-11(c)(2))
- ○ Net Capital less than 120% of Required Minimum Net Capital (Early Warning) (SEA Rule 17a-11(c)(3))
- ○ Failure to make and keep Current Books and/or Records – Initial Notification (SEA Rule 17a-11(d))
- ○ Failure to make and keep Current Books and/or Records – Follow Up Report (SEA Rule 17a-11(d))
- ○ Notice of Material Inadequacy or Material Weakness – Initial Notification (SEA Rule 17a-11(e)(1) and SEA Rule 17a-5(h))
- ○ Material Inadequacy or Material Weakness – Follow Up Report (SEA Rule 17a-11(e)(2))

Form Submission

Statement Regarding Independent Public Accountant under SEA Rule 17a-5(f)(2)

FINRA is making this template available for members to comply with SEA Rule 17a-5(f)(2), as amended, which went into effect on June 1, 2014 and sets forth new requirements as to the statement members must file to identify their independent public accountant. Members must file the statement electronically with FINRA. The statement must also be filed with the SEC's Washington, DC office and the SEC's regional office in which the member's principal place of business is located.

(A) Member Information

a. Name *

PERCIVAL FINANCIAL PARTNERS, LTD.

b. Registration Numbers

(i) FINRA CRD Number *

41813

(ii) SEC Registration Number: *

8-49577

c. Address *

2 VILLAGE SQ, SUITE 252 BALTIMORE MD ZIP 21210 UNITED STATES

d. Telephone: 410-323-5333

e. E-mail contact: ktaylor@percivalfinancial.com

(B) Independent Public Accountant Information

a. Name: * AJ ROBBINS, CPA, LLC

b. Address: * 3773 CHERRY CREEK NORTH DRIVE, STE. 575 EAST

c. Telephone: * 303-331-6190

d. Contact Name: * AJ ROBBINS

Pursuant to SEA Rule 17a-5(f)(2)(iv) any broker or dealer that is not required to file reports prepared by an independent public accountant must file a statement required under SEA Rule 17a-5(f)(2)(i) indicating the date as of which the unaudited reports will be prepared.

(C) Fiscal Year End Information

a. The date of the fiscal year end of the annual reports of the firm covered by the engagement: *

i. MM/DD/YY

12/31/2016

(D) Engagement of Independent Public Accountant Information

a. Engagement Date : * 04/09/2017

b. The engagement (check one): *

- ( ) i. is for a single year.
- (•) ii. is of a continuing nature.

(E) Representation Regarding Independent Public Accountant

a. A representation that the independent public accountant engaged by the firm has undertaken the items enumerated in SEA Rule 17a-5(g)(1) and (g)(2) with respect to the preparation of the reports required under SEA Rule 17a-5(d)(1)(i)(C). *

[x] i. Financial Report as described in SEA Rule 17a-5(d)(1)(i)(A); and

ii. Check one: *

- ( ) 1. Compliance Report as described in SEA Rule 17a-5(d)(1)(i)(B)(1); or
- (•) 2. Exemption Report as described in SEA Rule 17a-5(d)(1)(i)(B)(2)

SEA Rule 17a-5(g) (Engagement of independent public accountant) provides as follows:

"The independent public accountant engaged by the broker or dealer to provide the reports required under paragraph (d)(1)(i)(C) of this section must, as part of the engagement, undertake the following, as applicable:

"(1) To prepare an independent public accountant's report based on an examination of the financial report required to be filed by the broker or dealer under paragraph (d)(1)(i)(A) of this section in accordance with standards of the Public Company Accounting Oversight Board; and

"(2)(i) To prepare an independent public accountant's report based on an examination of the statements required under paragraphs (d)(3)(i)(A)(2) through (5) of this section in the compliance report required to be filed by the broker or dealer under paragraph (d)(1)(i)(B)(1) of this section in accordance with standards of the Public Company Accounting Oversight Board; or (ii) To prepare an independent public accountant's report based on a review of the statements required under paragraphs (d)(4)(i) through (iii) of this section in the exemption report required to be filed by the broker or dealer under paragraph (d)(1)(i)(B)(2) of this section in accordance with standards of the Public Company Accounting Oversight Board."

(F) Does the firm clear transactions or carry customer accounts? *

( ) Yes (•) No

✓ Your form was submitted to FINRA successfully. Please print this form now if you wish to retain a copy for your records.

Filing ID: 1484766 (Please retain this number for further inquiries regarding this form)

Submitted By: ktaylor3

Submitted Date: Mon May 01 17:08:43 EDT 2017

Member's Financial Notifications to FINRA

Reason for Filing

Reason for Filing This Notice *

You must file each notification separately. If you need to file another notification, press "Begin New Form" on the navigation bar to file another form after submitting this form.

Fields marked with a single * are required.

- ○ Withdrawals of Equity Capital (SEA Rule 15c3-1(e)(1)(i) or SEA Rule 15c3-1(e)(1)(ii))
- ○ Failure to make a deposit in the special reserve bank account or special account (SEA Rule 15c3-3(i))
- ○ Electronic Storage Media (SEA Rules 17a-4(f)(2)(i) and SEA Rule 17a-4(f)(3)(vii))
- ○ Statement Regarding Independent Public Accountant under SEA Rule 17a-5(f)(2)
- ● Replacement of Accountant (SEA Rule 17a-5(f)(3))
- ○ Net Capital below minimum amount required (SEA Rule 17a-11(b))
- ○ Aggregate Indebtedness greater than 1,200% of Net Capital (SEA Rule 17a-11(c)(1))
- ○ Net Capital less than 5% of Aggregate Debit Items (Alternative Computing Firms) (SEA Rule 17a-11(c)(2))
- ○ Net Capital less than 120% of Required Minimum Net Capital (Early Warning) (SEA Rule 17a-11(c)(3))
- ○ Failure to make and keep Current Books and/or Records – Initial Notification (SEA Rule 17a-11(d))
- ○ Failure to make and keep Current Books and/or Records – Follow Up Report (SEA Rule 17a-11(d))
- ○ Notice of Material Inadequacy or Material Weakness – Initial Notification (SEA Rule 17a-11(e)(1) and SEA Rule 17a-5(h))
- ○ Material Inadequacy or Material Weakness – Follow Up Report (SEA Rule 17a-11(e)(2))

Form Submission

Member and Contact Information

Member Information

a. Name *
PERCIVAL FINANCIAL PARTNERS, LTD.

b. Registration Numbers
(i) FINRA CRD Number *
41813
(ii) SEC Registration Number: *
8-49577

c. Address *
2 VILLAGE SQ., SUITE 252 BALTIMORE MD ZIP 21210 UNITED STATES

Contact Information

d. Name of the Person Filing Notice *
KENNETH P TAYLOR, SR.
(i) Email Address *
ktaylor@percivalfinancial.com
(ii) Phone Number *
410-323-5333

☐ If the Contact Name different than person filing notice

Replacement of Accountant
SEA Rule 17a-5(f)(3)

What is the full legal name of the firm's former accountant? * RICHARD N COLMAN & ASSOCIATES, P.A.

Which party terminated the engagement? *
(•) Member Firm ( ) Accountant

On what date was the engagement terminated? * 02/15/2017

On what date did the firm engage a new Accountant? * 04/09/2017

What is the full legal name of the firm's new accounting firm? * AJ ROBBINS, CPA, LLC
In what state or jurisdiction is the principal office of the accountant? *

Street
3773 CHERRY CREEK NORTH DR., STE.575 EAST

City	State/Province	Zip Code	Country
DENVER	CO	80209	USA

Is the new accounting firm registered with the Public Company Accounting Oversight Board(PCAOB)? *
(•) Yes ( ) No

PCAOB Account Number: 6237

Does the member firm carry customer accounts? *
( ) Yes (•) No

Please attach a statement of the details of any accounting, auditing, or other problems, as required by SEA Rule 17a-5(f)(3), or, if there were no such problems, a statement to that effect, manually signed by an appropriate officer of the member firm. *
Change of Auditor Letter.pdf 95125 bytes

Did the Accountant's report on the financial statements for any of the past two years contain an adverse opinion or a disclaimer of opinion or was its opinion qualified as to uncertainties, audit scope, or accounting principles? *
( ) Yes (•) No

Has the firm provided a copy of this notice to its former Independent Accounting Firm listed above? *
(•) Yes ( ) No

Please attach the former accountant's letter stating it agrees with the statement contained in the notice, manually signed by the accountant, as required by SEA Rule 17a-5(f)(3). *
Change of Auditor Letter.pdf 95125 bytes